Now available: Franklin Ethereum ETF

Introducing Franklin Ethereum ETF: Ethereum exposure without the hassle of buying ETH directly. That's EZET. Zero fees until January 31, 2025, followed by a Sponsor Fee of 0.19%.[1]

See EZET prospectus



Key benefits | FT digital assets | Prospectus and resources | Learn more

NOW AVAILABLE

Franklin Ethereum ETF

Often referred to as the "internet of value," Ethereum is the blockchain-based platform that pioneered smart contracts to facilitate transactions and development of decentralized applications. EZET provides exposure to the price of Ethereum's native token Ether (ETH).

Please note, **the Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. Read end risk disclosures for more information.**

Simplified access

Convenient and cost-effective, lowering the barrier of entry into the crypto market.

Credibility

Offered by Franklin Templeton, a trusted partner to clients for over 75 years, with in-house digital assets expertise.

Exposure to an ecosystem

Ethereum is a novel, growing business model with a large total addressable market and strong network effects.


EZET: an ETF
that enables
investors
to track
Ether's price movements
without
directly investing in cryptocurrency

75-year history of innovation

Throughout our 75+ year history, we have been committed to challenging the status quo in our industry by being forward thinkers and incubating innovations. This has not only allowed us to grow to become one of the largest trusted asset managers globally, but also to deliver investment solutions today for our clients' tomorrows. Our passion keeps us future-facing, and our dedicated digital assets team is a pioneer in the space, committed to pushing the industry forward on behalf of our clients.

Franklin Templeton—A digital assets pioneer: Learn more

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team and our deep industry connections to help inform product development and investment decisions.

Early adopter with broad expertise and technical talent

Our 50+ person team has been active in the digital assets ecosystem since 2019, building blockchain-based technology solutions, developing a range of investment strategies and running node validators.

Track record of responsible innovation

We launched the first US-registered mutual fund to use blockchain to process transactions and record share ownership.

Prospectus and resources

Franklin Ethereum ETF prospectus

Please read the prospectus carefully before you invest or send money.

Download

EZET flyer

A closer look at Franklin Ethereum ETF.

Download

Digital assets overview

See how we're setting the pace of blockchain innovation in asset management.

Download

Understanding the value of the Ethereum network

Ethereum's extensive developer community and its leading role in sectors like decentralized finance, non-fungible tokens and gaming highlight its significant impact on the decentralized digital economy and its position at the forefront of Web3 innovation.

Learn more

Crypto glossary

A summary of the key terms within the digital assets space.

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Digital assets insights

Access the latest thought leadership from our digital assets team.

Learn more

How to invest in EZET

Talk to your financial advisor

Talk to your financial advisor today to explore investing in EZET.

Email your financial advisor >

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For financial professionals, institutions and capital markets

Contact our sales team at FTETFSalesSupport@franklintempleton.com.

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Franklin Ethereum ETF > | Digital assets overview > | ETFs at Franklin Templeton > | Franklin Bitcoin ETF >

What are the risks?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

This **is not a direct investment in ether**, but rather, an exchange-traded product that invests in ether. **The Fund holds only ether and cash and is not suitable for all investors.** The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.

A temporary or permanent "fork" in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

The Fund will not stake the ether it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

1. For a period commencing on the day the Shares are initially listed on the Exchange to January 31, 2025, the Sponsor will waive the entire Sponsor's Fee (0.19%) on the first $10.0 billion of the Fund's assets.

Important legal information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov. It is also available on this website.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETF's net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of ether published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of ether. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of ether and the trading price of the Shares on the Cboe BZX Exchange at the time of the offer.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Ethereum Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on February 8th, 2024. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's ether. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The CME CF Ether-Dollar Reference Rate - New York Variant (ETHUSD_NY) is a once a day benchmark index price for Ether that aggregates trade data from multiple Ether- USD markets operated by major cryptocurrency exchanges that conform to the CME CF Constituent Exchange Criteria.

Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Investors should carefully consider a fund's investment goals, risks, charges and expenses before investing. Download a prospectus, which contains this and other information. Please read the prospectus carefully before you invest or send money.

Franklin Distributors, LLC. Member FINRA/SIPC. Investment Products: NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.